September 15, 2015

Mr. David Spacht, CFO
Artesian Water Company
664 Churchman's Road
Newark, DE 19702

Dear Mr. Spacht:

The purpose of this letter is to confirm the agreement between CoBANK, ACB ("CoBank") and Artesian Water Company (the "Company") regarding the forward setting of a fixed rate. The terms of our agreement are as follows:
1.	Amount to be fixed: $10,650,000
2.	Fixed Rate: 4.45% per annum.
3.	Date fixed rate period commences: September 15, 2015
4.	Date forward fixed rate expires: March 01, 2016
5.	Date fixed rate period ends: December 01, 2033
6.	Fixed amount amortizes: Yes
a.	Amortization maturity date: December 01, 2033
b.	Fixed amount amortizes as follows:

i.	Quarterly principal payments of $150,000 plus interest due on the first business day of each March, June, September and December.

7.
Broken Funding Charge: The Company agrees to pay to CoBank, on demand, a broken funding charge in the amount specified below if the Company does not, for any reason whatsoever (including, without limitation, the Company's failure to satisfy applicable conditions precedent or the underlying loan commitment having been suspended or canceled), borrow all of the amount to be fixed hereunder on or before the date the forward fixed rate expires. The broken funding charge shall be in an amount (calculated in accordance with methodology established by CoBank) equal to the present value of the sum of: (1) all losses and expenses incurred by CoBank in retiring, liquidating, or reallocating any debt, obligation, or cost incurred or allocated by CoBank to fund or hedge the forward fixed rate.

For our records, please acknowledge our agreement by signing in the space provided below and by returning this confirmation to my attention prior to the close of the business day.

AGREED AND ACCEPTED as of the date shown above:

CoBANK, ACB	ARTESIAN RESOURCES CORPORATION
By: /s/Bryan Ervin	By: /s/ David B. Spacht
Bryan Ervin	David B. Spacht
Vice President	Chief Financial Officer